Media Contacts Sard Verbinnen & Co Jim Barron (212) 687-8080 Andrew Cole (415) 618-8750	Investor Contact Georgeson Inc. Tom Gardiner (212) 440-9872
ASTELLAS FILES LAWSUIT AGAINST CV THERAPEUTICS
Tokyo, Japan, February 27, 2009 — Astellas US Holding, Inc., a wholly owned subsidiary of Astellas Pharma Inc., today announced that it has filed a lawsuit in the Delaware Chancery Court against CV Therapeutics Inc. (Nasdaq: CVTX) and its directors seeking, among other things, declaratory and injunctive relief to (i) prevent CV Therapeutics from applying its recently amended stockholders rights plan in a way that would prevent CV Therapeutics’ stockholders from tendering their shares into the tender offer announced by Astellas today and (ii) preclude CV Therapeutics from claiming that a 2000 agreement between Astellas and CV Therapeutics has been violated by the Astellas tender offer.
Earlier today, Sturgeon Acquisition, Inc., an indirect subsidiary of Astellas Pharma Inc. commenced a cash tender offer for all outstanding shares of common stock of CV Therapeutics at a price of US$16.00 per share. The offer and withdrawal rights are scheduled to expire at 12:01 a.m., New York City time on March 27, 2009, unless the offer is extended.
About Astellas
Astellas Pharma Inc., with global headquarters in Tokyo and US headquarters in Deerfield, Illinois, is a pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products. The organization is committed to becoming a global pharmaceutical company by combining outstanding R&D and marketing capabilities and continuing to grow in the world pharmaceutical market.
Astellas was formed by the historical merger of Japan’s third and fifth largest pharmaceutical companies — Yamanouchi, founded in 1923, and Fujisawa, founded in 1894. Today, Astellas is one of the largest pharmaceutical companies in Japan with a market capitalization of approximately $17.7 billion as of January 26, 2009, and, for the fiscal year ended March 31, 2008, net income of approximately $1.8 billion.
The company has approximately 14,000 employees worldwide. This includes 7,500 in Japan, 3,300 in Europe, 2,200 in North America and 1,000 in Asia. Some of Astellas’ core products in the US are: Lexiscan® (regadenoson) and Adenoscan® (adenosine injection), pharmacologic stress agents indicated for radionuclide myocardial perfusion imaging/scintigraphy (MPI/S) in patients unable to undergo adequate exercise stress; Prograf® (tacrolimus), an immunosuppressant indicated for the prophylaxis of organ rejection in patients receiving organ transplants; and VESIcare® (solifenacin succinate), indicated for the treatment of overactive bladder with symptoms of urgency, frequency, and urge incontinence.

Astellas is publicly traded on the Tokyo Stock Exchange. For more information about Astellas Pharma Inc., please visit www.astellas.com. For more information about Astellas Pharma US, Inc., please visit http://www.us.astellas.com/.
Additional Information
This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell CVT common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) to be filed by Astellas with the Securities and Exchange Commission (“SEC”) later today. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the tender offer. Investors and security holders may obtain a free copy of these materials and other documents filed by Astellas with the SEC at the website maintained by the SEC at www.sec.gov. The Offer to Purchase, Letter of Transmittal and other related tender offer materials may also be obtained for free by contacting the information agent for the tender offer, Georgeson Inc. at (212) 440-9800.
Astellas is not currently engaged in a solicitation of proxies or consents from the stockholders of CV Therapeutics. However, in connection with Astellas’ proposal to acquire CV Therapeutics, certain directors and officers of Astellas may participate in meetings or discussions with CV Therapeutics stockholders. Astellas does not believe that any of these persons is a “participant” as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. If in the future Astellas does engage in a solicitation of proxies or consents from the stockholders of CV Therapeutics in connection with its proposal to acquire CV Therapeutics, Astellas will amend the information provided above to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Exchange Act.
No assurance can be given that the proposed transaction described herein will be consummated by Astellas, or completed on the terms proposed or any particular schedule, that the proposed transaction will not incur delays in obtaining the regulatory, board or stockholder approvals required for such transaction, or that Astellas will realize the anticipated benefits of the proposed transaction.
Any information regarding CV Therapeutics contained herein has been taken from, or is based upon, publicly available information. Although Astellas does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Astellas does not undertake any responsibility for the accuracy or completeness of such information.
Astellas does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.
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